SYNALLOY CORPORATION

July 5, 2006

Mr. John Cash, Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Your letter dated June 22, 2006 referring to our filings
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q/A for the period ended April 1, 2006

Dear Mr. Cash:

This letter addresses your questions regarding the filings listed above. We will implement the changes outlined below and include those applicable in our future filings.

Form 10-K for the fiscal year ended December 31, 2005

Consolidated Statements of Cash Flows, page 28
  Given that you have prepared your statement of cash flows using the indirect method, it is unclear to us why you have reconciled your operating cash flows to net income from continuing operations rather than your net income. Reference paragraph 29 of FAS 95.

  We prepared the statement of cash flows under the concept that the discontinued operations be removed from all of the operating activities and included in one line to reconcile from net cash provided by (used in) continuing operating activities to net cash provided by (used in) operating activities and therefore started with net income from continuing operations rather than net income. Based on FAS 95, we agree that the statement should start with net income with a line adding back the loss from discontinued operations. We have included Attachment 1 showing the Consolidated Statement of Cash Flows with these reclassifications which we will utilize in future filings. Please note that there was no impact on net cash provided by (used in) continuing operating activities or net cash provided by (used in) operating activities.

  Note A. Summary of Significant Accounting Policies

  Revenue Recognition, page 30
  With a view towards future disclosure, please tell us why you have classified your shipping costs as a reduction of revenue instead of as a component of cost of sales. Reference EITF 00-10.

  We have historically included shipping costs in net sales disclosing the amount in Note A. After re-reviewing EITF 00-10, we agree that we should include the shipping costs in cost of sales going forward, re-classifying shipping costs in comparative prior periods presented to conform to the current period statement of operations.

  Note B. Special Items, page 32
  With a view towards future disclosure, please tell us how you are accounting for the affiliated company in which OP owns 45 percent.

  As a part of the acquisition in 1998 of Organic Pigments (OP), a wholly owned subsidiary of the Company, we obtained an $840,000 note receivable from an affiliated company in which OP owns 45 percent. The affiliated company has as its primary asset a minority investment in a Chinese pigment plant under a joint venture agreement that expires in 2008 from which OP purchases some of its raw materials. When the acquisition was recorded, the allocation of the purchase price to the equity investment of the affiliated company was $0. We have accounted for the investment since the acquisition on a basis of accounting that approximates the equity method. Annually through 2003, the joint venture received distributions of the plant's profits which were insignificant, passing them through to OP and the other joint venture partner. As a result the investment in the affiliated company continued to be $0. We recorded the note receivable as a long-term asset at its original cost and based on financial information received from the Chinese plant each year, evaluated the asset for impairment to determine if any reserve was needed. In 2004 and 2005, no distributions of profits were made and, as stated in the footnote, the plant was expected to report an minor operating loss for 2005. Based on the current and anticipated operating losses of the joint venture and other factors, we were able to ascertain that it was not likely that the affiliated company would be able to repay the note receivable. The receivable was written off at December 31, 2005 and the $840,000 loss was included in other expense.

  With a view towards future disclosure, please tell us how you have classified the assets related to your Greensboro plant at December 31, 2005, which you plan to sell during the second quarter of 2006.

  The Greensboro plant had property, plant and equipment with a net book value of $247,000 at December 31, 2005 which was included in the consolidated totals for property, plant and equipment in the balance sheets. The majority of the manufacturing equipment, representing more than half of the net book value, has been relocated to our Spartanburg location and put into production. As a result, we did not believe the asset value related to what was being sold was significant enough to consider reclassification into a separate asset held for sale account.

  Note D. Deferred Charges and Other Assets, page 33
  Please provide us with a comprehensive description of how you test your goodwill balance for impairment in accordance with FAS 142. In this regard, please tell us how you have defined your reporting units. In addition, please tell us what consideration you gave to your discontinued operations in determining that your goodwill balance was not impaired.

  The goodwill recorded in the financial statements resulted from the acquisition of Manufacturers Chemicals (MC) in 1996 which is part of the Chemicals Segment. MC's operations are located in Cleveland, Tennessee. MC has a "stand alone" operation, including separate financial statements which are regularly reviewed by the Segment's management, indicating the operation is to be treated as a reporting unit. Utilizing MC's historical results, current budgets, and other factors (if any) that may impact future results, an annual calculation of the fair value is made using estimated future cash flows derived from the above information to ensure that the carrying value including the goodwill does not exceed the estimated fair value. To date, no such adjustment has been required.

  As discussed above, the goodwill currently disclosed in the financial statements is included entirely in our Chemicals Segment. The discontinued operations were part of our Colors Segment which was dissolved when the business was sold at the beginning of 2005.

  With a view towards future disclosure, please tell us how you have allocated your goodwill balance to your reportable segments. Reference paragraph 45 of FAS 142.

  The goodwill recorded in the financial statements resulted from the acquisition of MC in 1996 which is part of the Chemicals Segment as noted above. In future filings, we will disclose this in the Company's accounting policy footnote (Note A) covering goodwill as well as in our Segment footnote to the consolidated financial statements.

  Note J. Stock Options, page 37
  In future filings please ensure that your disclosures comply with the requirements outlined in paragraph A240 of FAS 123(R). In this regard, please ensure that you disclose the weighted average exercise price of options that have been cancelled or have expired.

  This disclosure will be made in all future filings in accordance with A240 of FAS 123(R).

  With a view towards future disclosure, please tell us how you determined that your decision to accelerate the vesting of your options did not result in compensation cost. In this regard, please tell us how you considered the fact that it appears that these options are "in the money". Reference paragraphs 32-

  37 of FIN 44. In addition, please tell us and revise future filings to disclose why you elected to modify the terms of these options.

  Based on the guidance of paragraphs 36 and 126 of FIN 44, we concluded that the modification to accelerate the vesting of the options did not cause an effective renewal of the awards. The options with accelerated vesting were granted to a select number of key employees who are expected to continue to provide service. We also are not aware of any factors that would cause us to believe the options would not have vested under their original vesting provisions. As a result, any incremental compensation cost measured at the date of the accelerated vesting was not recognized.

  Since we concluded that accelerating the options would not result in the recognition of compensation costs for the year ended 2005 under APB 25 and we had to fully adopt the provisions of FAS 123(R) in 2006, by accelerating the vesting of the options we could minimize the impact from outstanding stock options on our Statement of Operations going forward and simplify the disclosures required by FAS 123(R) we will have to make. We will address this issue in all future filings.

  Note K. Income Taxes, page 39
  Given your retained earnings balance, please clarify for us how you have generated such a significant net operating loss carryforwards in South Carolina.

  We file tax returns in South Carolina including only the parent's operations and the results of BU, a division of the Company located in South Carolina. We do not pick up any of the earnings of the Company's subsidiaries for the filing of its state tax return for South Carolina. As indicated in the Industry Segment Footnote - Note P, we do not allocate certain of the corporate expenses. These expenses include among other items, the costs of being a public company, activities such as evaluating potential acquisitions and divestitures, and interest expense on the Company's debt. In addition, BU has experienced significant losses over the last several years including significant environmental expenses. The combination of these items has generated the large NOL carryforwards in South Carolina.

  Form 10-Q/A for the period ended April 1, 2006

  Item 4. Controls and Procedures, page 11
  We note that your Chief Executive Officer and Chief Financial Officer concluded that the effectiveness of your disclosure controls and procedures was adequate. However, your conclusion should be that your disclosure controls and procedures are either effective or ineffective. Given this, please tell us, and revise future filings to clarify, that your Chief Executive Officer and Chief Financial Officer still conclude that, at April 1, 2006, that your disclosure controls and procedures were effective. See Exchange Act Rule 13a-15(e).

Based on the evaluation required by 17 C.F.R. Section 240.13a-15(b) or 240.15d-15(b) of the Company's disclosure controls and procedures (as defined in 17 C.F.R. Sections 240.13a-15(e) and 240.15d-15(e)), the Company's chief executive officer and chief financial officer concluded that such controls and procedures, as of the end of the period covered by the above-referenced quarterly report, were effective. This wording will also be used in our future filings.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosures in our filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Gregory M. Bowie
Chief Financial Officer

Attachment 1 to Synalloy Corporation Letter to SEC Dated July, 5, 2006

Following is an unaudited revised Consolidated Statement of Cash Flows which has been revised to reconcile net income (loss) to net cash flow from operations instead of net income (loss) from continuing operations as presented in the filed in the Company's Form 10-K for the fiscal year ended December 31, 2005. The items changed are in bold. There was no impact on net cash provided by (used in) continuing operating activities or net cash provided by (used in) operating activities.

Consolidated Statements of Cash Flows
Years ended December 31, 2005, January 1, 2005 and January 3, 2004
	2005	2004	2003
Operating activities	(Revised)	(Revised)	(Revised)
	----------------------	----------------------	----------------------
Net income (loss)	$ 5,095,951	$ 1,174,118	$(1,420,648)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Loss from discontinued operations, net of tax	51,413	1,100,314	840,268
Depreciation expense	2,675,321	2,565,948	2,596,171
Amortization of deferred charges	186,602	501,724	380,016
Deferred income taxes	111,000	573,000	(745,000)
Provision for losses on accounts receivable	511,771	610,525	189,010
Provision for write-down of note receivable	840,000	-	-
Provision for write-down of inventories	-	-	481,000
Provision for write-down of property, plant and equipment	-	-	490,000
Loss (gain) on sale of property, plant and equipment	96,720	9,607	(1,756)
Cash value of life insurance	(85,415)	(86,642)	(86,158)
Environmental reserves	(405,555)	276,251	(739,647)
Issuance of treasury stock for director fees	125,005	124,989	102,624
Changes in operating assets and liabilities:
Accounts receivable	(7,825,011)	(3,237,757)	(1,727,492)
Inventories	1,867,805	(7,836,262)	(2,649,840)
Other assets and liabilities	(222,286)	(36,430)	(696,691)
Accounts payable	3,105,403	398,623	1,003,232
Accrued expenses	3,603,798	75,057	664,245
Income taxes payable	1,710,093	10,609	2,597,696
	----------------------	----------------------	----------------------
Net cash provided by (used in) continuing
operating activities	11,442,615	(3,776,326)	1,277,030
Net cash provided by (used in)
discontinued operating activities	3,982,643	4,396,707	(5,048,467)
	----------------------	----------------------	----------------------
Net cash provided by (used in) operating activities	15,425,258	620,381	(3,771,437)

Consolidated Statements of Cash Flows - Continued
Years ended December 31, 2005, January 1, 2005 and January 3, 2004
	2005	2004	2003
	(Revised)	(Revised)	(Revised)
	----------------------	----------------------	----------------------
Investing activities
Purchases of property, plant and equipment	(3,245,588)	(2,313,219)	(1,324,656)
Proceeds from sale of property, plant and equipment	4,650	10,887	11,862
Decrease (increase) in notes receivable	28,000	(428,000)	346,690
	----------------------	----------------------	----------------------
Net cash used in continuing operations
investing activities	(3,212,938)	(2,730,332)	(966,104)
Net cash used in discontinued operations
investing activities	-	(116,859)	(208,332)
	----------------------	----------------------	----------------------
Net cash used in investing activities	(3,212,938)	(2,847,191)	(1,174,436)
Financing activities
Net (payments on) proceeds from revolving lines of credit	(8,647,845)	2,443,651	898,327
Proceeds from exercised stock options	145,554	74,399	-
	----------------------	----------------------	----------------------
Net cash (used in) provided by continuing
operations financing activities	(8,502,291)	2,518,050	898,327
Net cash (used in) provided by discontinued
operations financing activities	(4,000,000)	-	4,000,000
	----------------------	----------------------	----------------------
Net cash (used in) provided by financing activities	(12,502,291)	2,518,050	4,898,327
	----------------------	----------------------	----------------------

(Decrease) increase in cash and cash equivalents	(289,971)	291,240	(47,546)
Cash and cash equivalents at beginning of year	292,350	1,110	48,656
	----------------------	----------------------	----------------------

Cash and cash equivalents at end of period	$ 2,379	$ 292,350	$ 1,110
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